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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number333-26933

Commonwealth Income & Growth Fund III
(Exact name of registrant as specified in its charter)

Brandywine One, 2 Christy Drive, Suite 200, Chadds Ford, PA  19317; (610) 594-9600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6

       Approximate number of holders of record as of the certification or notice date:    175

       Pursuant to the requirements of the Securities Exchange Act of 1934, Commonwealth Income & Growth Fund III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMMONWEALTH INCOME & GROWTH FUND III, LP,

Date: March 30, 2009	By: COMMONWEALTH INCOME & GROWTH FUND, INC., General Partner

By: /s/ Kimberly A. Springsteen-Abbott
Kimberly A. Springsteen-Abbott,
Chief Executive Officer